Texas Farm Bureau Insurance Companies to implement
all Personal Property Lines with Sapiens

New Jersey – April 8th, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry, today announced that the Texas Farm Bureau Insurance Companies, one of the largest Texas-based insurance groups providing auto, home, farm and ranch, life, and health insurance, has chosen to expand its Sapiens’ insurance implementation to include all personal property and casualty lines of business.

As part of an ongoing strategic shift in its systems infrastructure and application suite, Texas Farm Bureau Insurance Companies will migrate all personal lines of business from its legacy systems to a Sapiens software platform. This will enable ease of doing business backed by a customer-centric rules-based management system.

Commenting on the implementation expansion, Mike Gerik, Executive Vice President of Texas Farm Bureau Insurance Companies, said, “We’ve benefited from a successful Farm and Ranch property project with Sapiens, and we continue to be impressed with Sapiens’ wide-ranging experience in the insurance sector and understanding of our needs. The Farm and Ranch property system has been statewide for a couple years, and the casualty (auto) system is now scheduled to be statewide soon. Additional property lines are also scheduled to be deployed in the coming months.”

Roni Al-Dor, President and CEO of Sapiens, commented, “We appreciate Texas Farm Bureau Insurance Companies’ confidence in our team and in our software offerings and we are fully committed to this long-term partnership. We are very pleased with the growing demand for Sapiens insurance software solutions and services, and have recruited over 100 new employees globally to further support our growth.”

“This is a clear vote of confidence in Sapiens, and it follows the successful implementation of our rules based solutions delivered to our customers so far” said Tomer Srulevich, Executive Vice President Sales and Operation of Sapiens DECISION. “The expansion of our relationship reflects our solid business value for helping our customers cope in today's fast-paced, ever changing, tightly regulated marketplace."

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Contact:
James Carbonara, Regional Vice President	Moshe Shamir, VP Marketing
Hayden IR	Sapiens International
Office: (646)-755-7412	Tel: +972-3-6250951
e-Mail: James@haydenir.com	e-Mail: moshe.shamir@sapiens.com